G. Alex Weniger-Araujo Partner 345 Park Avenue New York, NY 10154	P. 212.407.4063 Main 212.407.4000 Fax aweniger@loeb.com

February 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abri SPAC I, Inc. Registration Statement on Form S-4 Filed November 3, 2022 File No. 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

On behalf of our client, Abri SPAC I, Inc., a Delaware company (“Abri” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-4 filed on November 3, 2022 (the “S-4”) contained in the Staff’s letter dated November 30, 2022 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 1 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form S-4 Filed November 3, 2022

Cover Page

1.	We note your disclosure on page 17 that if Abri public stockholders redeem more than 31.25% of their publicly owned shares of Abri Common Stock, DLQ Parent will beneficially own a majority of Abri Common Stock. Please revise your prospectus cover to include comparable disclosure that identifies the party that will exercise control over the post-combination company. In addition, identify any DLQ Parent Stockholders that will exercise control over the post-combination company as a result of their indirect holdings through DLQ Parent and their direct holdings as a result of the Distribution.

Response: The Company has revised the disclosure in the Amendment to reflect this and to address the Staff’s comment. Please see “Will the Combined Company be a “Controlled Company” after the Business Combination” on page 19, and risk factor on page 60, “Abri will be a “controlled company” and the Combined Company can rely on exemptions from certain corporate governance requirements that provide greater protection to stockholders of other companies.”

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United States Securities and Exchange Commission February 7, 2023 Page 2

2.	Disclose the national securities exchange where the securities of the post-combination company will be listed. Refer to Item 501(b)(4) of Regulation S-K.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 21.

Questions and Answers About the Proposals

Q: What equity stake will current stockholders of Abri, DLQ and DLQ Parent Stockholders hold..., page 8

3.	Please revise to include a cross reference to the full analysis of the different ownership scenarios on pages 30-31 in the section “Ownership of the Combined Company After the Closing.” Make conforming changes on page 84 as well.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 8 “What equity stake will current stockholders of Abri, DLQ and DLQ Parent Stockholders hold in the Combined Company after the Closing?”, pages 24-25 “Potential Impact of Additional Dilution” and pages 32-33, “Ownership of the Combined Company After the Closing” and “Potential Impact of Additional Dilution,” which disclosure is repeated on page 103.

Q: What interests does the Sponsor and its affiliates have in the Business Combination?, page 10

4.	Please revise to address and quantify the potential payments to the Sponsor under the Warrant Revenue Sharing Side Letter, the Sponsor Earnout Shares, the potential financing source agreement, and payments made to date by the Sponsor to extend Abri’s deadline to complete a business combination. In this regard, it appears Abri previously extended the deadline to complete a business combination from August 12, 2022 to February 12, 2023, and Abri is seeking to further extend the deadline to August 12, 2023. Quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Ensure your disclosure on pages 33 and 84 is consistent with the disclosure here.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please refer to page 11 “What interests does the Sponsor and its affiliates have in the Business Combination?”

Q: What are the reasons for the Board’s recommendation regarding the Business Combination with DLQ?, page 12

5.	We note your disclosure here that the Board is obtaining a fairness opinion for this transaction, yet your disclosure on pages 77-83 indicates the Board did not obtain a fairness opinion and does not reference a forthcoming opinion. Please tell us whether the Board is currently in the process of obtaining a fairness opinion, and if so, confirm that you will include the relevant disclosure in your filing upon delivery of the opinion.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 13, “What are the reasons for the Board’s recommendation regarding the Business Combination with DLQ?” and “Opinion of Abri’s Financial Advisor” on page 97. In addition, the Fairness Opinion from The Mentor Group, Inc. has been filed as an exhibit to the Amendment. Please also refer to the “Mentor Fairness Opinion” attached as Annex D to the Amendment.

United States Securities and Exchange Commission February 7, 2023 Page 3

Merger Agreement, page 22

6.	Please revise your diagram of the Post Merger - Combined Company on page 22 to include the Sister Companies and other subsidiaries of DLQ Parent. Please also revise to reflect the fact the DLQ Parent Stockholders will hold shares of the post-combination company both directly and indirectly through DLQ Parent. Include a similar diagram in the “Information About DLQ” section beginning on page 112 to give investors context for the relationship between DataLogiq, Logiq, and the Sister Companies post-merger.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 24, 33, and 104 “Diagram Of Pre-Existing Structure” and Diagram Of Post Structure” and the post-merger relationship on page 134.

Maximum Redemption Calculation, page 23

7.	Please include comparable disclosure for the interim redemption scenario.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 25 and 103 “Interim Redemption Calculation.”

Parent Stockholder Support Agreement, page 27

8.	We note your disclosure that Abri and a certain stockholder of Abri entered into the Parent Stockholder Support Agreement, pursuant to which they agreed to vote all shares of Abri Common Stock beneficially owned by them, including any additional shares of Abri they acquire ownership of, in favor of the Parent Proposals. With respect to the additional shares of Abri they may acquire, confirm your intent to comply, and revise your disclosure accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations, located on the SEC’s website.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 28, “Parent Stockholder Support Agreement.”

Selected Historical Financial Data of Abri, page 37

9.	The amount of working capital as of December 31, 2021 of $(210,999) as disclosed on page 37 does not agree to the amount indicated by Abri’s consolidated balance sheet on page F-3. Please reconcile and revise these disclosures.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 41 and corresponding consolidated balance sheet on page F-3.

United States Securities and Exchange Commission February 7, 2023 Page 4

Risk Factors, page 40

10.	We note your cross reference to a risk factor addressing the risks of being a “controlled company” on page 17, yet it does not appear such risk factor has been included. Please revise to provide such risk factor disclosure.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 60, “If Abri becomes a “controlled company” and the Combined Company can rely on exemptions from certain corporate governance requirements that provide greater protection to stockholders of other companies.”

11.	Please include a risk factor discussing the anti-takeover provisions that are included in the proposed charter and bylaws, such as the limitations on who may call a special meeting of stockholders, the advance notice requirements for bringing stockholder actions, and the inability of stockholders to act by written consent. We also note that your disclosure suggests, and the proposed charter provides, that stockholders may not act by written consent, but Section 2.9 of the proposed bylaws appears to permit stockholders to act by written consent. Please revise for consistency.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 60, “Delaware law and our Certificate of Incorporation and Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.”

12.	Please include a risk factor addressing the provision in the proposed charter waiving the corporate opportunities doctrine.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 61, “The Amended Charter Proposal provides that certain transactions are not “corporate opportunities” and that the management or directors of the Combined Company, or any of their representatives or affiliates are not subject to the doctrine of corporate opportunity.”

13.	Please include a risk factor addressing the ramifications of failing to obtain an additional $25 million under the potential financing source agreement referenced on page 25 and in Section 7.10 of the Merger Agreement, including the risk that this will leave the post- merger entity under-capitalized. In this regard, we note that it appears there is no minimum cash condition, and we note your disclosure on page F-70 that “the future viability of the company beyond June 30, 2022 is largely dependent on funding from Logiq, Inc. or additional sources of financing.”

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 67, “We may require additional debt and equity capital to pursue our business objectives after the Business Combination and respond to business opportunities, challenges or unforeseen circumstances and if such capital is not available, our business, financial condition and results of operations may be adversely affected.”

United States Securities and Exchange Commission February 7, 2023 Page 5

DLQ may be subject to fines or other penalties imposed by the Internal Revenue Service..., page 40

14.	To the extent practicable, quantify the anticipated amounts owed, including penalties, to the IRS. In this regard, we note the DLQ financial projections on page 82 appear to suggest you expect a $2.6M income tax expense in 2023.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see “DLQ may be subject to fines or other penalties imposed by the Internal Revenue Service and other tax authorities” on page 44.

Merger Agreement

Conditions to Closing, page 73

15.	We note your disclosure that, prior to closing, DLQ Parent shall have transferred all of the Intellectual Property assets of Rebel AI, Inc. and all of the Intellectual Property assets of Fixel AI, Inc. to DLQ, and that all the Related Company Outbound IP Agreements and all Related Company Customer Agreements (as such terms are defined in the Merger Agreement) have been cancelled or terminated or have expired on their own terms. When available, please describe the material terms of these agreements in the filing and file them as exhibits to the registration statement.

Response: The terms of these agreements have not yet been negotiated or determined, but the Company will describe and file as exhibits when finalized.

Warrant Revenue Sharing Side Letter, page 76

16.	Your disclosure indicates that Abri, DLQ and Sponsor will enter into a letter agreement pursuant to which Abri and DLQ will divide the proceeds arising from the exercise of the warrants issued as part of the Abri Units sold in its initial public offering whereby twenty percent (20%) of the Warrant Exercise Price received in cash by Abri shall be delivered to the Sponsor in cash or immediately available funds not later than three (3) days following Abri’s receipt of the cash exercise price of any Warrant. Please tell us how you plan to account for this arrangement when the warrants are exercised. Also, please indicate whether any effect has been given to this arrangement in the pro forma financial Information included on pages 134 through 143 of your registration statement.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see “Warrant Revenue Sharing Side Letter” on page 85.

Background of the Business Combination

Prior Merger Discussions with Apifiny Inc., page 78

17.	Please disclose why the parties terminated the Merger Agreement between Abri and Apifiny.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 87 “Prior Merger Discussions with Apifiny Inc.”

Background of the Proposed Business Combination with DLQ, page 78

18.	We note your disclosure that in October 2021, members of Abri management had an introductory meeting in New York with Brent Suen, the Chief Executive Officer of DLQ. Please disclose which party made the initial contact.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 87 “Background of the Proposed Business Combination with DLQ.”

United States Securities and Exchange Commission February 7, 2023 Page 6

19.	Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 30, 2022, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 88-90.

20.	Please revise to discuss in greater detail how the valuation of DLQ was determined and the specific negotiations that resulted in the $144 million amount. For example, it is not clear which party proposed the initial valuation, what the initial proposal was, and if and how the amount evolved throughout the negotiations. If no other valuation amount was considered by the Board, specifically state as much. In addition, disclose whether and how the Board considered the valuation of DLQ Parent as quoted on OTCQX in their analysis and evaluation.

Response: Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 91 “Basis For Valuation.”

21.	We note your disclosure on page 25 and Section 7.10 of the Merger Agreement that DLQ, Abri, and the Sponsor shall each use commercially reasonable efforts to enter into a mutually acceptable agreement that provides that Sponsor shall be the exclusive financing source of DLQ and Abri after the Business Combination in an amount which shall not exceed $25 million. Please clarify whether the agreed valuation of $114 million reflects this expected $25 million additional financing. Disclose any discussions about the need to obtain additional financing for the combined company, such as this provision in the Merger Agreement, and any negotiations or marketing processes undertaken to date.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. The agreed valuation of $114 million does not reflect additional financing. The parties have agreed that to the extent the Combined Company may need additional financing, Abri and the Sponsor shall use commercially reasonable efforts to arrange for up to $25 million of additional financing. Please see pages 87-88 and “Basis For Evaluation” on page 91.

22.	We note your disclosure on pages 78-79 that reflect various exchanges of initial comments and revised drafts and discussions among the parties of both the Merger Agreement and the ancillary agreements. Please amend your disclosure to describe the material content of these discussions, including the positions of the parties and the terms that were negotiated by the parties throughout this period, including, but not limited to, the type of consideration to be paid, the earnout shares, the warrant revenue sharing arrangement, the financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the post-combination company, director designation rights and organizational documents, and the lock up agreements. If applicable, describe how any material terms differed from the letter of intent.

Response: Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 89-91.

United States Securities and Exchange Commission February 7, 2023 Page 7

23.	Please disclose when Abri’s Board approved the Merger Agreement and who participated in the meeting.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 90.

24.	Abri’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Pease see page 101 “Interests of Certain Persons in the Business Combination.”

25.	We note that Chardan performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Chardan that are contingent on completion of the business combination.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 89. Chardan will be paid the deferred underwriting fee in the amount of $1,688,200, in connection with the terms of the Underwriting Agreement dated August 9, 2021. In addition, Chardan will receive 30,000 shares of common stock in connection with the acquisition of DLQ. The Company has revised the disclosure in the Amendment to address the Staff’s comment.

The Board’s Discussion of Valuation and Reasons for the Approval of the Business Combination, page 79

26.	We note your disclosure that “We believe that DLQ, which is in need of growth capital, will be able to grow faster and smarter with proper access to capital which being public affords.” Please explain why this was a factor that supported the Board’s decision to recommend the transaction when DLQ currently has access to capital in the public markets via DLQ Parent.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 90.

Certain DLQ Projected Financial Information, page 80

27.	We note your disclosure on page 81 that “the inclusion of the unaudited projected financial information in this joint proxy statement/prospectus should not be...deemed an admission or representation by DLQ, Abri or any of their respective affiliates that it is or they view it as material information of DLQ, and in fact, none of the foregoing view the unaudited projected financial information as material because of the inherent risks and uncertainties associated with such long-term projections.” Please remove this disclaimer from your filing. We also note your disclosure on page 82 that “stockholders are cautioned not to place undue, if any, reliance on these projections.” Please remove the “if any” language.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment and this language has been removed. Please see page 93-94.

United States Securities and Exchange Commission February 7, 2023 Page 8

28.	Please provide more detail and quantify, where applicable, the underlying assumptions discussed on page 82. For example, elaborate on the geographic markets in which DLQ plans to expand, and quantify the growth of DLQ’s current businesses and sales and marketing efforts you reference.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 94.

DLQ Valuation, page 83

29.	Please further revise this disclosure to explain how the companies selected are reasonably comparable and provide more detail regarding the criteria you considered in their selection. Please disclose the type of business of each of the guideline companies.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see “DLQ Valuation” on page 95.

30.	We note you cite “Benchmark” as a source for the table of comparable company data. Please explain the role of Benchmark in this transaction, tell us whether Benchmark was engaged as an advisor to either DLQ or Abri, and whether Benchmark provided to the Board any reports contemplated by Item 4(b) of Form S-4.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 96.

Material U.S. Federal Income Tax Consequences

Material U.S. Federal Income Tax Consequences of the Business Combination to Holders of DLQ Parent Common Stock, page 103

31.	We note your disclosure that DLQ and Abri intend that, for U.S. federal income tax purposes, the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise to provide a tax opinion related to the material tax consequences of the Business Combination to both Abri and DLQ Parent Stockholders. Refer to Section III.A.2 of Staff Legal Bulletin No. 19. Please also revise the section throughout to remove any inappropriate disclaimers or limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response: A tax opinion related to the material consequences of the Business Combination of both Abri and DLQ Parent Stockholders will be prepared and provided prior to effectiveness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Abri Results of Operations, page 109

32.	Please revise to include a discussion of the results of operations for the period from March 18, 2021 (inception) to December 31, 2021 for Abri SPAC I. Refer to Instruction 1 to Item 303(b) of Regulation S-K.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 128.

United States Securities and Exchange Commission February 7, 2023 Page 9

Information About DLQ, page 112

33.	In an appropriate place in this section, please revise to describe DLQ’s relationship with the Sister Companies post-business combination, and in particular, post transfer of intellectual property, as described in the Merger Agreement.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 131.

34.	Please describe the material terms of DLQ’s standard contracts for each of its service offerings. For example, you disclose that you enter into contracts that provide for your lead generation services, you license certain software technology, you provide subscription services, and you provide branding and digital marketing agency services.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 133.

Market Opportunity, page 114

35.	Please revise to describe the geographic areas covered by the market figures you cite.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 134.

Revenue Model, page 116

36.	Please include a breakdown of the revenue generated by each business unit or type of service offering.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 136.

Major Customers, page 121

37.	We note your disclosure that DLQ’s top five buyers have provided over 68% of lead generation revenues through the first nine months of 2022. We also note your disclosure on page F-57 that approximately 21% and 31% of gross revenues were generated from three customers during the years ended December 2021 and 2020, respectively. Please identify these major customers in your filing and identify any overlap between these two categories, describe the material terms of any arrangements with these customers, and to the extent you have entered into agreements with these customers, file such agreements as exhibits to your registration statement. Alternatively, tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Lastly, include related risk factor disclosure about your concentration of customers.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 140 Each of the major customers have entered into agreements, terms and conditions or other contractual arrangements that contain confidentiality provisions that prohibit disclosure of the terms, related to the performance under those agreements, pricing, and all information relating to the customer, its identity and the relationship. Filing as exhibits, the agreements with each customer and the disclosure of the specific terms of the agreements with these customers would have the effect of revealing sensitive financial and commercial information of each of them and would unfairly expose confidential aspects of their business strategies. Such information would give DLQ’s customers’ competitors insight into their advertising and marketing arrangements and would place each of them at a competitive disadvantage. We have also added a Risk Factor relating to the substantial customer concentration on page 45, “DLQ has substantial customer concentration, with a limited number of customers accounting for a substantial portion of our Revenues”.

United States Securities and Exchange Commission February 7, 2023 Page 10

Intellectual Property, page 122

38.	Please disclose the duration of your patent.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 142 “Intellectual Property”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DLQ

Consolidated Results of Operations, page 126

39.	Please revise to include a discussion of financial condition, results of operations and cash flows for the years ended December 31, 2021 and 2020 for DLQ, Inc. Refer to Instruction 1 to Item 303(b) of Regulation S-K.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 145.

Selected Unaudited Pro Forma Condensed Combined Financial Information

Summary Unaudited Pro Forma Condensed Combined Statement of Operations, page 131

40.	Please revise to also disclose your pro forma combined net income (loss) for the six months ended June 30, 2022 and the year ended December 31, 2021 under both the no redemption and maximum redemption scenarios.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 153.

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 132

41.	Based upon your disclosure in footnote (2), we are unclear as to how DataLogiq, Inc.’s equivalent per share pro forma net loss, basic and diluted amounts, assuming maximum redemption for the six months ended June 30, 2022 and December 31, 2021 were calculated or determined. Please explain in further detail how these amounts were determined.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 153.

United States Securities and Exchange Commission February 7, 2023 Page 11

Accounting Treatment for Earnout, page 134

42.	Your disclosure on page 134 indicates that the accounting treatment of the earnout arrangements is being evaluated to assess if the arrangements qualify as equity classified instruments or liability classified instruments, including evaluating if the earnout triggering events include events or adjustments that are not considered indexed to the fair value of the New DLQ common stock. Your disclosure also indicates that if the earnout arrangements are required to be accounted for as liabilities, they will be recognized at fair value upon the closing of the business combination and remeasured to fair value at each balance sheet date in future reporting periods with changes in fair value recorded in the New DLQ consolidated statement of operations. You further indicate that you expect to finalize your assessment of the accounting treatment prior to the closing of the business combination and will record any such impact in your financial statements accordingly. Given that your planned accounting treatment for these earnout provisions is incomplete, please revise to provide a description of the information that is required to complete your assessment including, if material, the uncertainties affecting the pro forma financial information and the possible consequences of their resolution; an indication of when the accounting is expected to be finalized; and other available information that will enable a reader to understand the magnitude of any potential adjustments to the measurements depicted. Refer to the guidance in Rule 11-02(a)(11)(ii)(B) of Regulation S-X.

Response: Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 to include the requested disclosures related to the Earnout Shares to explain the proposed accounting for the Management and Sponsor Earnout Shares. Please see below for the Staff's consideration a detailed explanation of the considerations undertaken in determining the accounting treatment for the Management and Sponsor Earnout Shares.

The following U.S. GAAP requirements were considered in accounting for the earnouts:

●	ASC 718, Compensation – Stock Compensation (“ASC 718”);

●	ASC 480, Distinguishing Liabilities from Equity (“ASC 480”);

●	ASC 815, Derivatives and Hedging, (“ASC 815”); and

●	ASC 805, Business Combinations.

As described in the S-4/A, the Merger will be accounted for as a reverse recapitalization, which is, in substance, a capital transaction rather than a business combination. That is, the transaction is equivalent to the issuance of shares by DLQ (i.e., a private operating company) for the net monetary assets of Abri (i.e., a public shell company) accompanied by a recapitalization.

United States Securities and Exchange Commission February 7, 2023 Page 12

Therefore, the accounting for the Management and Sponsor Earnout Shares arrangement does not fall under ASC 805 because the Earnout Shares are payable to the DLQ holders (i.e., the accounting acquirer in the merger). The Earnout Shares, which are payable to the Sponsor and DLQ equity holders on a pro rata (as-converted-to DLQ common stock) ownership basis, are viewed as an in-substance dividend to the Sponsor and DLQ equity holders that is contingent upon the achievement of a specified share price target. More specifically, up to 2,000,000 shares and 1,000,000 shares to DLQ equity holders and Sponsor, respectively, will be issued if the following conditions are met during the three-year period beginning on the closing of the merger and ending three years after the closing of the merger (the “Earn Out Period”):

●	500,000 Management Earnout Shares and 250,000 Sponsor Earnout Shares shall be earned upon satisfaction of the closing price of the shares of Parent Common Stock is greater than or equal to $16.50 per share over any twenty (20) consecutive trading days during the first year after Closing;

●	650,000 Management Earnout Shares and 350,000 Sponsor Earnout Shares shall be earned upon satisfaction of the closing price of the shares of Parent Common Stock is greater than or equal to $23.00 per share over any twenty (20) consecutive trading days during the first two years after Closing; and

●	850,000 Management Earnout Shares and 400,000 Sponsor Earnout Shares shall be earned upon satisfaction of the closing price of the shares of Parent Common Stock is greater than or equal to $30.00 per share over any twenty (20) consecutive trading days during the first three years after Closing.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Because the Earnout Shares are issued to all of DLQ’s equity holders and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, the Company focused on the fact that the Earnout Shares are provided only to vested equity holders.

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480 and ASC 815-40.

The Company evaluated the three types of freestanding financial instruments that require liability classification under ASC 480 as follows:

●	Mandatorily redeemable financial instruments: The Company concluded that the Earnout Shares do not represent a liability under ASC 480-10-25-4 through 25-7 because they are not in the form of outstanding shares subject to redemption for cash or other assets upon the occurrence of an event that is certain to occur.

●	Obligation to repurchase equity shares: The Company concluded that the Earnout Shares do not embody an obligation to repurchase equity shares by transferring assets under ASC 480-10-25-8 because the arrangement is only settleable in common stock that is redeemable only upon a final liquidation.

●	Variable share-settled obligation: The Earnout Shares are not issuable based on a fixed monetary amount known at inception, do not involve variations in something other than the fair value of the Company’s equity shares nor variations inversely related to the fair value of the Company’s equity shares. Therefore, the Company concluded that the Earnout Shares do not represent a liability under ASC 480-10-25-14.

Based upon the analysis above, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

United States Securities and Exchange Commission February 7, 2023 Page 13

It was next evaluated whether the Earnout Share arrangement, which meets the definition of a derivative instrument pursuant to ASC 815, qualifies for the scope exception in ASC 815-10-15-74(a), which states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. This analysis was performed in accordance with the guidance in ASC 815-40.

In order to conclude that the Earnout Shares meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the Earnout Shares meet both of these requirements. The merger agreement contains a change in control provision that could impact the settlement of the Earnout Shares and therefore results in the Earnout Shares being classified as a liability pursuant to ASC 815.

The Company next considered the equity classification conditions in ASC 815-40-25 and concluded that they did not meet because the merger agreement contains a change in control provision that could impact the settlement of the Earnout Shares and therefore results in the Earnout Shares being classified as a liability pursuant to ASC 815. Therefore, the Earnout Share arrangement is appropriately classified as liability.

As the Merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the merger date will be accounted for as a liability transaction as of the closing date of the Merger.

43.	Your disclosure on page 135 indicates that the merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because DLQ has been determined to be the accounting acquirer under ASC 805. Please expand your disclosure to explain what factors outlined in ASC 805-10-55-12 were considered in making your determination that DLQ is the accounting acquirer.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment to explain the factors outlined in ASC 805-10-55-12. Please see page 157.

Unaudited Pro Forma Combined Condensed Financial Information

Basis of Presentation, page 134

44.	Your disclosure in the first paragraph on page 134 indicates that the historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and with respect to the combined condensed statement of operations only, expected to have a continuing impact on the consolidated results of operations. Please note that Article 11 of Regulation S-X has been revised to eliminate the requirement that pro forma adjustments to the statement of operations have a continuing impact on consolidated results of operations and adjustments for non-recurring items are now required in the pro forma consolidated statement of operations if they represent transaction adjustments related to the merger. Accordingly, please revise your pro forma statement of operations for the year ended December 31, 2021 to include an adjustment for the merger related costs included in adjustment (B) to your pro forma balance sheet. Furthermore, Rule 11-02(a)11 requires that the accompanying explanatory notes must disclose revenues, expenses, gains and losses and related tax effects which will not recur in the income of the registrant beyond 12 months after the transaction. Please disclose in your footnotes that these expenses will be non-recurring in nature.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. The Company revised its pro forma statement of operations for the year ended December 31, 2021 to include the adjustment for the merger related costs ($2,020K) included in adjustments (B) to the Company’s pro forma balance sheet. Additionally, the Company added a disclosure that these expenses are not non-recurring in nature.

United States Securities and Exchange Commission February 7, 2023 Page 14

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 138

45.	Refer to footnote (H). Please disclose how you determined the amount for redemption of the Abri shares subject to redemption under the full redemption scenario.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 161.

46.	Please revise the pro forma balance sheet to include a pro forma adjustment giving effect to the transaction described in footnote (I). Also, please explain in footnote (I) how the amount of this adjustment was determined including the number of warrants exercised and the related exercise price.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment and removed this footnote.

47.	Refer to footnote (G). Please explain in this footnote why the Abri pre-merger private warrant liability and the convertible debt are being converted into equity in connection with the merger transaction.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 161.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021, page 140

48.	The weighted common shares outstanding, basic, for DLQ of 7,461,998 as disclosed on page 140 does not agree to the number disclosed on DLQ’s statement of operations for this period on page F-51. Please reconcile and revise these disclosures.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 162.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation and Accounting Policies, page 141

49.	Your disclosure in the first paragraph on page 141 indicates that the merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because DLQ has been determined to be the accounting acquirer under ASC 805 under the no-redemption scenario. Please revise your disclosure to clarify if DLQ has also been determined to be the accounting acquirer under the maximum redemption scenario.

Response: The Company respectfully advises the Staff that it has considered the provisions of ASC 805 in making the statements that the transaction is intended to be accounted for as a reverse recapitalization in accordance with GAAP and that the Company believes DLQ is the accounting acquirer under both a no redemption and a maximum redemption scenario. We revised our disclosure to clarify that DLQ has been determined to be the accounting acquirer under the maximum redemption as well as the no-redemption scenarios.

United States Securities and Exchange Commission February 7, 2023 Page 15

3. Income (loss) per Share, page 142

50.	Your disclosure indicates that the Abri SPAC I public and private warrants have been excluded from the pro forma diluted net loss per share calculations because they are anti- dilutive. Please revise to disclose the number of warrants, options and other potentially dilutive securities that could potentially dilute basic EPS in the future but that were excluded from the computation of diluted EPS because their impact was anti-dilutive. Refer to the guidance in ASC 260-10-50-1(c).

Response: The Company has revised the disclosure in the Amendment to state the number of public and private warrants that were excluded from the pro forma diluted net loss per share calculations because there were antidilutive.

Directors and Executive Officers of the Combined Company

Officer and Director Compensation Following the Business Combination, page 160

51.	We note that Section 8.7 of the Merger Agreement provides that immediately after the Closing, Abri shall adopt a new equity incentive plan that will have such number of shares available for issuance in total equal to ten percent (10%) of Abri common stock to be issued and outstanding immediately after the Closing. Please discuss this in your filing.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 183.

Description of Abri’s Securities, page 163

52.	Please revise to include comparable disclosure for the securities of the post-combination company. Refer to Item 4(a)(3) of Form S-4.

Response: Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 187.

Certain Relationships and Related Party Transactions

Consulting Agreements, page 175

53.	Please disclose the approximate dollar value of the amount involved in the transaction. Refer to Item 404(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 198.

United States Securities and Exchange Commission February 7, 2023 Page 16

DLQ Related Person Transactions, page 177

54.	Provide the disclosure required by Item 404(a) of Regulation S-K.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 200.

DLQ Inc. Carve Out Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020

Carve-out Consolidated Statements of Stockholder’s Equity

For the Years Ended December 31, 2021 and 2020, page F-52

55.	Please revise to include an analysis of the changes in each caption of stockholders’ equity presented in the balance sheets including both additional paid-in capital and accumulated deficit. The statement should also be revised to show changes in the Company’s number of outstanding shares for each period presented. Refer to the guidance in Rule 3-04 of Regulation S-X.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see Carve-out Consolidated Financial Statement as of December 31, 2021 and 2020.

Notes to Carve-Out Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-54

56.	Please explain and disclose the basis of presentation for the carve-out financial statements of DLQ Inc. from the Logic, Inc. audited financial statements for the years ended December 31, 2021 and 2020. In your disclosure, explain the methods used for the allocation of any corporate costs of Logic Inc. in the separate financial statements of DLQ Inc., including corporate overhead and general and administrative expenses and provide an assertion by management that the methods used for any allocated costs are reasonable. In addition, since agreements with related parties are by definition not at arms-length and may be changed at any time, please disclose if practicable, management’s estimate of what the expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity. The disclosure should be presented for each year for which an income statement is provided. Refer to the guidance in SAB Topic 1.B.1.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page F-54 Note 2 “BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION” and “USE OF ESTIMATES” of the DLQ INC. Carve-out Consolidated Financial Statement as of December 31, 2021 and 2020 audit.

Note 3. Acquisition, page F-58

57.	Please revise your disclosure to clarify that the acquisition of Push Holdings, Inc. was consummated by Logic, Inc. We note that Logic, Inc. is disclosed as the acquirer of this entity in its Form 10-K for the year ended December 31, 2020.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page F-58.

Note 5 - Revenue Recognition, page F-59

58.	Please revise to provide the disaggregated disclosures with respect to your revenues as required by ASC 606-10-50-5 and the disclosures required by ASC 606-10-50-8 with respect to your contract balances. Alternatively, please explain why you do not believe additional disclosures are required.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see Note 5 to the DLQ, Inc. Carve out Consolidated Financial Statement as of December 31, 2021 and 2020.

United States Securities and Exchange Commission February 7, 2023 Page 17

Note 8. Income Tax, page F-60

59.	Please provide disclosure indicating that DLQ, Inc. is part of a consolidated tax group with Logic, Inc. or explain why this is not applicable. Refer to ASC 740-10-50-17. Also, please clarify whether the tax provision reflected in the carve-out financial statements of DLQ Inc. has been prepared on a separate return basis. Refer to the guidance in SAB Topic 1:B:1, Question 3.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page Note 8 on page F-50 as well as Note 2 and Note 5. Management has decided that DLQ, Inc. Nevada is not filing as a member of a US consolidated group of Logiq, Inc. Delaware and will file their US tax returns on a separate return basis. The tax provision previously prepared has been based on this filing profile and does not include any activity of any entities outside of DLQ, Inc.

Note 10. Stockholders’ Equity, page F-61

60.	Please explain how the outstanding RSU’s will be accounted for in connection with the pending merger transaction.

Response: RSUs are not in connection with the merger.  Effective July 8, 2022 all remaining RSU’s not vested were forfeited in exchange of shares of common stock. Going forward the Company will no longer issue RSU’s under the 2020 Equity Incentive Plan.  This is also updated in Note 10 “STOCKHOLDER’S EQUITY” of the DLQ INC. Carve-out Consolidated Financial Statement as of December 31, 2021 and 2020 audit.

Note 11. Earnings Per Share, page F-62

61.	Your disclosure in Note 12 indicates that weighted average shares outstanding, basic and diluted, represents management’s estimate of outstanding shares at the time of the merger between the Company and ABRI SPAC I, Inc. Please explain to us your basis in GAAP for using management’s estimate of the weighted-average share outstanding of its parent, Logic, Inc. for the purposes of calculating earnings (loss) per share. Also, please explain why DLQ Inc.’s earnings per share computations are not based on the outstanding common shares of DLQ Inc.

Response: Management considered SEC guidance (SEC FRM 3430.3) as part of the pro-forma EPS presentation in FN 11 of the audited financial statements. Management did not believe the historical shares (2,000) of the DLQ legal entity were meaningful and therefore opted to utilize the SEC guidance to present the estimated shares converted as part of the transaction.

General

62.	We note Section 6.6(c) of the Merger Agreement requires that DLQ Parent Stockholders approve the Business Combination. Please tell us how DLQ Parent intends to obtain such stockholder approval. In this regard, we note this filing is as a joint proxy statement/prospectus for only Abri stockholders.

Response: Logiq, Inc. is preparing its own proxy statement for stockholder approval of the Business Combination.

63.	We note that Chardan was an underwriter for the initial public offering of Abri and has advised on the business combination transaction with DLQ. Please tell us, with a view to disclosure, whether you have received notice from Chardan or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for Abri’s initial public offering.

Response: The Company has not received notice from Chardan or any other financial advisor about it ceasing involvement in our transaction that would impact our deal or the deferred underwriting compensation owed to Chardan in connection with our initial public offering.

64.	Please tell us whether any of the post-combination company directors or officers are located in Hong Kong or China. In this regard, we note your disclosure on page 150 that Mr. Suen moved to Hong Kong and China in 2003.

Response: None of the post-combination company directors or officers are located or intend to be located in Hong Kong or China.

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ G. Alex Weniger-Araujo
Partner